Exhibit 99.1

Notice of our 2018 annual meeting of shareholders

You are invited to our 2018 annual meeting:

When

Wednesday, May 16, 2018

8:30 a.m. CST

Where

Cameco Corporation

2121 -11th Street West

Saskatoon, Saskatchewan

We will webcast the meeting on our website at cameco.com.

Your vote is important

If you held Cameco common shares on March 19, 2018, you are entitled to receive notice of and to vote at this meeting.

You can vote in person at the meeting or by proxy.

See pages 6 through 8 of the attached management proxy

circular for information about what the meeting will cover, who can vote and how to vote.

By order of the board of directors,

Sean Quinn

Senior Vice-President,

Chief Legal Officer and Corporate Secretary

Saskatoon, Saskatchewan

April 6, 2018

FOR MORE INFORMATION

Read about the business of the meeting beginning on page 4 of the attached management proxy circular.
The deadline for submitting a shareholder proposal for our 2019 annual meeting is January 7, 2019 and we require advance notice for nominating directors.
Access our 2017 annual report and other documents and information online:
• cameco.com
• sedar.com (SEDAR)
• sec.gov/edgar.shtml (EDGAR)
See pages 27 and 34 for more information.

COMMON SHARES OUTSTANDING

395,792,732	December 31, 2017
395,792,732	March 9, 2018

AST Trust Company (Canada) is our transfer agent and registrar for Canada and American Stock Transfer & Trust Company LLC is our transfer agent and registrar for the US.